April 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz

Re:	Humanigen, Inc. Registration Statement on Form S-3

(File No. 333-263132)
Acceleration Request

Requested Date: April 14, 2022

Requested Time: 4:05 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Humanigen, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Polsinelli PC, by calling Kevin L. Vold at (202) 626-8357.

Sincerely,

HUMANIGEN, INC.

/s/ Cameron Durrant

Cameron Durrant, M.D., MBA
Chairman of the Board and Chief Executive Officer

Enclosures

cc: Kevin L. Vold, Polsinelli PC